Filed by Endologix, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities  Exchange Act of 1934

Subject Company: TriVascular Technologies, Inc.

Commission File No.: 001-36419

Endologix and TriVascular Merger – FAQs

ALL EMPLOYEES

General / Why?

Why are we doing this right now?	While the timing was not ideal, this was a unique opportunity for us to significantly strengthen our organization and make an exponential move toward improving our competitive position.

Are we doing this because we have problems with Nellix?	No. We remain very excited about the future of Nellix globally. The combination of the three platforms allows us to provide our customers with the broadest portfolio to treat the most patients of any company within IFU.

Are we going to keep the TriVascular name or will it all be Endologix?	Endologix will remain as the name of the merged company. Once the merger is complete we will begin an orderly transition of all TriVascular logos, materials and products to reflect the new Endologix brand and image.

What will this do to our share price?	Always difficult to say but Initially we expect the stock to soften due to dilution and financing. In the long term we believe this is positive for shareholders and employees.

Organization/Talent/Compensation

What is the integration plan with regard to people? Will anyone at ELGX or TriVascular be laid off and in what areas?	Operations are expected to continue as usual in Irvine, Santa Rosa and Rosmalen. Over time, we will look to identify efficiencies across the organization.

Are we going to keep some of the TriVascular employees? How many?	Yes, we are excited about the capabilities that exist in the TriVascular organization – technologies, products and people are a key part of the new organization.

Are we going to keep 2 sales teams? One for ELGX and one for TriVascular or will all sales representatives sell the entire portfolio?	Once the merger is complete we will have one consolidated sales team selling all products in key geographies. Until then, the TriVascular and Endologix sales teams will remain separate and cannot promote or sell each other’s products.

What areas of responsibility are going to be moved to Irvine?	It is premature for us to answer this question right now. Now that we have signed a definitive agreement, we will begin working with TriVascular management to better understand the capabilities of their functional organizations.

Are we going to add finance and customer service people in our European organization?	Our goal is to centralize European activities in Rosmalen. All functions will be evaluated to understand what talent and capabilities are required to support the business.

Does this represent more or less opportunity for me?	We believe that this merger provides a stronger organization with tremendous growth potential for the future. This will certainly increase our ability to provide enhanced development and career opportunities for our employees.

TriVascular Employees

Will there be stock options in ELGX granted?	For those who are asked to join the new Endologix organization, sign-on Endologix stock options will be included in their offer to join the company.

Will there be retention bonuses offered to those of us who stay?	There will be some employees that we wish to retain for a specified period of time to ensure a successful integration of the two organizations. For these employees, we will design a retention bonus program matched to organizational needs.

What happens to TriVascular stock options? Will they accelerate vesting? What about underwater options – will there be anything offered to us for them? How will this work and how/when will we get our money for options or RSUs?	After closing, all TriVascular stock will convert to Endologix stock. We will examine the status of all TriVascular stock grants and address the value on an individual basis.

Integration

When will the integration start to happen?	Integration will begin as soon as the merger is complete, which we expect to be early in the 1st quarter of 2016. Until then, the companies remain separate and must continue to compete. The parties have not actually merged until the transaction closes.

Who will lead the integration efforts and will be be given resources to get the integration complete?	Dave Jennings, VP, HR, has been named the integration lead. Michelle Caulfield will be supporting Dave in a Program Management role.

Are we going to keep our headquarters in Irvine?	Yes, Irvine will be Global headquarters for the new company. However, Santa Rosa and Rosmalen will remain key facilities for Endologix.

Are we going to keep the office in Rosmalen or will we move?	The strategy is to consolidate all EU headquarter operations in Rosmalen, which will continue to be our EU headquarters.

How many people are there across both companies? How will we integrate so many people at once?

Prior to the merger, the combined size of our two organizations is about 920 employees.

People integration is clearly one of the most important challenges we face. We have a very comprehensive integration plan we will be managing throughout the process.

Will my focus shift due to the merger?	It will be very important that we stay focused on delivering our current goals and objectives. In certain situations, priorities may change to help support the integration of this deal.

What areas of responsibility will be integrated with Endologix operations? Will anyone from TriVascular be offered a job in Irvine?	It is premature for us to comment at this time.

Will we make TriVascular products here or will they make any of our products?	In the short term TriVascular will develop and manufacture in Santa Rosa and Endologix in Irvine. Over time we will look for synergies and opportunities to leverage the combined organizational strengths.

Product

How is the new product portfolio going to be positioned?	The combined portfolio of Endologix and TriVascular will enable physicians to treat the most patients within IFU. Our breadth of offering will allow physicians to choose the right product for the right patient/anatomy.

How does the change our NPD strategy for next year? Beyond that?	It is imperative that we remain focused on our current projects and execute to those timelines. We will assess how to leverage the best combined technology as we move forward.

Are we going to support all three product platforms?	Yes

Have we lost confidence in Nellix?	No. We remain very excited about the future of Nellix globally. However, we have learned that there is no single device that can meet all requirements for a durable AAA repair. The combination of the three platforms allows us to provide our customers with a broad portfolio to treat the most patients of any company within IFU.

Are we going to discontinue AFX/AFX2?	No. AFX is our biggest selling product and will remain so for some time. However, we have learned that there is no single device that can meet all requirements for a durable AAA repair. The combination of the three platforms allows us to provide our customers with a broad portfolio to treat the most patients of any company within IFU.

Will we discontinue any of our products, or will they?	No. The new organization provides three very attractive product offerings for our customers.

I’ve heard a lot of challenging “issues” with TriVascular’s delivery system and implant…	We are excited about what we have seen with the TriVascular technology and clinical data. We believe there is strong opportunity to combine this technology with our commercial capabilities to drive significant growth.

Customers

Can I tell my customers that we bought TriVascular?	You can confirm that TriVascular and Endologix have agreed to merge and we are excited about what the future holds. However, you cannot promote TriVascular products until the merger is complete, or otherwise hold out the companies as combined. Continue to compete aggressively. The parties have not actually merged until the transaction closes.

Can I tell my customer that they ought to deal with me going forward, and not a TriVascular rep?	No, you may not suggest to customers in any way that they should alter their purchasing decisions or process because of the proposed transaction. For example, you may not suggest to a customer or potential customer that they should not purchase from an Everest representative because “the companies are going to be combined in the future.”

CUSTOMERS

Questions from Customers

Will I get to keep using AFX? Are you going to support all three devices? Have you lost confidence in AFX/AFX2/Nellix? Are you going to support all three devices?	Yes, AFX is our highest selling product and will remain so for some time. We believe deeply in anatomical fixation and the other unique attributes the product provides. We are very excited about what we have seen with Nellix and the impact EVAS will have for complex anatomies. However, we have learned that there is no single device that can meet all requirements for a durable AAA repair. The combination of the three platforms allows us to provide you with a broad portfolio to treat the most patients of any company within IFU.

Will I have the same sales rep…I have grown to rely on him/her?	We will make every effort to ensure there is no disruption in your support and relationship. We are committed to providing you with the best service possible.

Why are you doing this?	We are excited about what we have seen with the TriVascular technology and clinical data. We believe there is strong opportunity to combine this technology with our commercial capabilities to drive significant growth. We have learned that there is no single device that can meet all requirements for a durable AAA repair. The combination of the three platforms allows us to provide you with a broad portfolio to treat the most patients of any company within IFU.

SALES TEAM

Team Selection / Job Security

When will we know the new structure?	We will announce the new structure shortly after the deal closes, targeted within 10 days. [Should this be Q1?]

How big will the new sales organization be?	We are currently working on an optimization study to establish the best territory and regional alignments. The team will be maximized to meet the sales objectives and financial expectations of the new organization.

How will you select team members?	We will go through a very objective process to ensure we maximize our new structure.

Will I have a different manager?	Possibly. That said, we recognize the importance of the rep/RSM relationship and we will do everything we can to preserve the relationship if it makes organizational sense.

If a TriVascular rep is living in the same city that I do, are you going to keep both of us?	We view this merger as a way to increase our sales coverage in the US and Europe. We will look at all sales talent across both companies to select the new organization based on a number of criteria, to include past performance and geographic location.

Compensation

Do you plan to maintain our current level of compensation?	The fundamentals of our compensation plan will continue to reward superior performances. We will continue to focus on 1) growth and 2) quota attainment. The difference is you will have more technology to drive growth.

Will I be expected to grow off of the current base of existing business?	Yes. We want to be fair and reward the team for their efforts. That said, it is essential we secure the base first and then grow.

Customers

If TriVascular/ELGX are in the same territory, how will customers be divided up?	Every effort will be made to minimize disruptions to current relationships. However, until the transaction closes, you must continue to compete for all accounts aggressively. The parties have not actually merged until the transaction closes.

How will we position the new product portfolio to customers?

Training

When will we be expected to sell the TriVascular device?	You will be trained and certified to sell and support all products approved for your region within Q1.

When and how will I be trained on the TriVascular device?	We are working through the plan now. It will be critical we get everyone rapidly trained and still meet our Q1 revenue requirements.

General

Can I contact the TriVascular rep and visit customers with him/her?	No interaction will be permitted until after the deal is closed.

DISTRIBUTORS

Will I be able to sell TriVascular products?	We are currently assessing the existing relationship, contract modalities, market presence and business practice of each distributor and will come back to you quickly after this assessment is done. We will not implement any changes until after the deal has closed.

Am I going to have to compete with another distributor selling Endologix products?	We are currently assessing the market dynamics and the best way to ensure optimal presence in your market and will come back to you quickly after this assessment is done. We will not implement any changes until after the deal has closed.

Endologix and TriVascular will remain separate operational entities until the close of the transaction. Until closing, Endologix will not offer TriVascular products and TriVascular will not offer Endologix products.

Forward-Looking Statements :

This communication includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Endologix and TriVascular caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, competition from other products, changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding our products and potential future products, risks relating to foreign currency fluctuations, and a variety of other risks. Additional information about the factors that may affect the companies’ operations is set forth in Endologix’s and TriVascular’s annual and periodic reports filed with the Securities and Exchange Commission (the “SEC”). Neither Endologix nor TriVascular undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It:

The transaction referenced in this communication has not yet commenced, and no proxies are yet being solicited. Endologix plans to file a registration statement on Form S–4 (“S-4”) that will serve as a prospectus for Endologix shares to be issued as consideration in the merger and as a proxy statement of TriVascular for the solicitation of votes of TriVascular stockholders to approve the proposed transaction (the “Proxy Statement/Prospectus”). This presentation is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. It is also not a substitute for the S-4, the Proxy Statement/Prospectus or any other documents that Endologix or TriVascular may file with the SEC or send to stockholders in connection with the proposed transaction. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDOLOGIX, TRIVASCULAR AND THE TRANSACTIONS. TRIVASCULAR STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY WHEN IT

BECOMES AVAILABLE BEFORE MAKING ANY DECISION REGARDING VOTING ON THE PROPOSED TRANSACTION. In addition to the SEC filings made in connection with the transaction, each of Endologix and TriVascular files annual, quarterly and current reports and other information with the SEC. Endologix’s and TriVascular’s filings with the SEC, including the Proxy Statement/Prospectus once it is filed, are available to the public free of charge at the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by TriVascular will be made available free of charge on TriVascular’s website at http://investors.trivascular.com. Copies of documents filed with the SEC by Endologix will be made available free of charge on Endologix’s website at http://investor.endologix.com.

Participants in the Solicitation:

Endologix, TriVascular and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from TriVascular’s stockholders in connection with the proposed transaction. Information regarding Endologix’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 17, 2015; information regarding TriVascular’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 14, 2015. Other information regarding the interests of such potential participants will be contained in the Proxy Statement/Prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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